UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

              Integrated Resources High Equity Partners, Series 85
                                (Name of Issuer)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                            Bonnie D. Podolsky, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 21, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. None


1        NAME OF REPORTING PERSON
                  Olympia Investors, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF;WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           15,421 Units

         8        SHARED VOTING POWER


         9        SOLE DISPOSITIVE POWER
                           15,421 Units

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           15,421 Units

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.86%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. None


1        NAME OF REPORTING PERSON
                  Olympia-GP, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /X/

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           15,421 Units

         8        SHARED VOTING POWER


         9        SOLE DISPOSITIVE POWER
                           15,421 Units

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           15,421 Units

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.86%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. None


1                 NAME OF REPORTING PERSON American Real Estate Holdings, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           15,421 Units

         8        SHARED VOTING POWER


         9        SOLE DISPOSITIVE POWER
                           15,421 Units

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           15,421 Units

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.86%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. None


1                 NAME OF REPORTING PERSON American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           15,421 Units

         8        SHARED VOTING POWER


         9        SOLE DISPOSITIVE POWER
                           15,421 Units

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           15,421 Units

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.86%

14       TYPE OF REPORTING PERSON*
                  CO






                                  SCHEDULE 13D

CUSIP No. None


1        NAME OF REPORTING PERSON
                  Longacre Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           1,657 Units

         8        SHARED VOTING POWER


         9        SOLE DISPOSITIVE POWER
                           1,657 Units

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,657 Units

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.41%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. None


1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER


         8        SHARED VOTING POWER
                           17,078 Units **

         9        SOLE DISPOSITIVE POWER


         10       SHARED DISPOSITIVE POWER
                           17,078 Units **

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           17,078 Units **

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.27% **

14       TYPE OF REPORTING PERSON*
                  IN

** Includes Units owned by Longacre Corp., a Delaware corporation wholly-owned by Carl C. Icahn.



                         AMENDMENT NO. 1 to SCHEDULE 13D

     This Amendment No. 1 amends certain information contained in the Schedule 13D filed on August 5, 1998 by Olympia Investors, L.P. ("Olympia"), Olympia-GP, Inc., American Real Estate Holdings L.P. ("AREH"), American Property Investors, Inc., Longacre Corp. and Carl C. Icahn (collectively, the "Reporting Persons"), with respect to units of limited partnership interest ("Units") in Integrated Resources High Equity Partners, Series 85 (the "Issuer").

ITEM 4.  PURPOSE OF TRANSACTION

     On December 21, 1998, Olympia sold 15,421 Units in the Issuer to Millenium Funding II Corp. for an aggregate purchase price of $1,570,937.27 pursuant to the terms of the Agreement dated March 6, 1998, among Olympia, AREH and Presidio Capital Corp. ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) is hereby amended to add the following:

     As of December 21, 1998, after giving effect to the sale transaction described in Item 4 above, the Reporting Persons beneficially owned 17,078 Units in the Issuer, representing approximately 4.27% of the Issuer's outstanding Units (based upon the 400,010 Units stated to be outstanding by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 16,
1998).

     Item 5(c) is hereby amended to add the following:

     The information set forth in Item 4 above is hereby incorporated by reference herein.

     Item 5(e) is hereby amended to add the following:

     On December 21, 1998, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Units.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The   information   set  forth  in  Item  4  above  is  hereby
incorporated by reference herein.

12/22/98;6:00 pm
31160/1100/SS/185047.1

                                                             SIGNATURES


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 23, 1998


                           OLYMPIA INVESTORS, L.P.
                           By: Olympia-GP, Inc., general partner

                           By: /S/ HENRY J. GERARD
                                    Name: Henry J. Gerard
                                    Title:  Vice President


                           OLYMPIA, GP, INC.

                           By: /S/ HENRY J. GERARD
                                    Name: Henry J. Gerard
                                    Title:  Vice President


                       AMERICAN REAL ESTATE HOLDINGS, L.P.
                          BY: American Property Investors, Inc., general partner

                          By: /S/ JOHN P. SALDARELLI
                                    Name: John P. Saldarelli
                                    Title: Vice President


                        AMERICAN PROPERTY INVESTORS, INC.

                           By: /S/ JOHN P. SALDARELLI
                                    Name: John P. Saldarelli
                                    Title: Vice President


                           LONGACRE CORP.

                           By: /S/ ROBERT J. MITCHELL
                                    Name: Robert J. Mitchell
                                    Title: Vice President


                           CARL C. ICAHN

                           By: /S/ THEODORE ALTMAN
                                    Theodore Altman, Attorney-In-Fact


             [Signature Page to Amendment No. 1 to Schedule 13D re:
              Integrated Resources High Equity Partners, Series 85]